Exhibit 99.(a)(1)(G)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:          Gretchen Johnson, Chief People Officer
To:          All Eligible Employees
Date:          May 7, 2025
Subject:          Underwater Option Tender Offer Website Back Online

Dear Team,

We want to inform you of a recent issue with the Offer Website related to the current program for tendering underwater stock options in exchange for a cash payment.

Earlier, the Offer Website was experiencing a data error that resulted in the display of inaccurate information regarding the tender offer price. This issue has now been resolved, and the site is back online and fully functional.

If you accessed the Offer Website before this message, we encourage you to return to the Offer Website and revisit your election to ensure the information you see now accurately reflects your holdings and total payment amount. The Offer Website is located at https://www.computersharecas.com/nexxen, which you may access using the login information that you separately received from Computershare, our tabulation agent for the Offer.

We sincerely apologize for any confusion or inconvenience this may have caused. Ensuring the accuracy and integrity of this process is our top priority.

This Offer currently is scheduled to expire on May 30, 2025, at 11:59 p.m., Eastern Time.  If you have any questions or need assistance, please don’t hesitate to reach out to tenderoffer@nexxen.com

Thank you for your understanding.

Best regards,

Gretchen